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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-050894~~

8-50894

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2018** (MM/DD/YY) AND ENDING **12/31/2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MFD Distributor, LLC**

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 Science Drive
(No. and Street)

Madison	**Wisconsin**	**53711**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth A. Dettman **(608) 274-0300**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RMS

MFD Distributor, LLC

Financial Report
December 31, 2018

Filed as PUBLIC information pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934.

OATH OR AFFIRMATION

I, **Elizabeth A. Dettman**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MFD Distributor, LLC**, as of **December 31, 2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Elizabeth A. Dettman
Signature

COO
Title

State of Wisconsin, County of Dane
This document was signed before me
on 2-8-2019 by Elizabeth A. Dettman

Denise M. Mazzara
NOTARY PUBLIC
DENISE M. MAZZARA
STATE OF WISCONSIN
Exp: 3-1-2019

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (bound under separate cover).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Report of Independent Registered Public Accounting Firm		1-2
Financial Statements		
	Statement of financial condition	3
	Statement of operations	4
	Statement of changes in member's capital	5
	Statement of cash flows	6
	Notes to financial statements	7 – 9
Supplementary Schedules		
I.	Computation of net capital under Rule 15c3-1	10
II.	Computation for determination of reserve requirements under Rule 15c3-3	11
III.	Information relating to possession or control requirements under Rule 15c3-3	11

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Board of Directors and Member
MFD Distributor, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of MFD Distributor, LLC (the Company) as of December 31, 2018, and the related statements of operations, changes in member's capital and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I, II and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since 1998.

Chicago, Illinois
February 8, 2019

MFD Distributor, LLC

Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	109,571
Prepaid expenses		16,309
Accounts receivable		1,548
Total Assets	$	127,428
Liabilities and Member's Capital		
Liabilities:		
Due to affiliate, net	$	1,260
		1,260
Member's capital		126,168
Total Liabilities and Member's Capital	$	127,428

The accompanying notes are an integral part of these financial statements.

MFD Distributor, LLC

Statement of Operations
Year Ended December 31, 2018

Revenue:		
Dealer and underwriter concessions	$	68,956
12b-1 service fee commissions		3,228
		72,184
Expenses:		
Expenses allocated from affiliates		271,128
Expenses reimbursed from affiliates		(242,487)
Regulatory fees and expenses		26,547
Operating expenses		16,996
		72,184
Net income	$	-

The accompanying notes are an integral part of these financial statements.

MFD Distributor, LLC

Statement of Changes in Member's Capital
Year Ended December 31, 2018

Balance, December 31, 2017	$	66,168
Contributions		60,000
Net income		-
Balance, December 31, 2018	$	126,168

The accompanying notes are an integral part of these financial statements.

MFD Distributor, LLC

Statement of Cash Flows
Year Ended December 31, 2018

Cash flows from operating activities:		
Net income	$	-
Adjustment to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in prepaid expenses		1,082
Decrease in accounts receivable		2,079
Decrease in due to/from affiliate, net		1,387
Net cash provided by operating activities		4,548
Cash flows from financing activities:		
Contributions		60,000
Net cash provided by operating activities		60,000
Increase in cash		64,548
Cash:		
Beginning of the year		45,023
Ending of the year	$	109,571

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Significant Accounting Policies

MFD Distributor, LLC (the Company) is a Wisconsin limited liability company formed on December 19, 1997. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of Madison Investment Holdings, Inc. (MIH). The Company's sole business activities are to serve as the marketing agent and distributor of various mutual funds which are managed by Madison Asset Management, LLC (MAM), whose voting shares are wholly owned by MIH, and collectively referred herein as the Madison Funds and the Ultra Series Fund.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of Rule 15c3-3. Essentially, the requirements of Paragraph (k)(1) provide that the Company limits its transactions to the purchase, sale and redemption of redeemable securities of mutual funds and promptly transmits all funds received and delivers securities to customers.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows generally accepted accounting principles (GAAP) as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: On January 1, 2018 The Company adopted Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)* using the modified retrospective method (i.e., applied prospectively effective January 1, 2018 without revising prior periods), which had no impact on the Company's opening member's equity.

Dealer and underwriter concessions. The Company enters into arrangements with pooled investment vehicles (funds). The Company earns dealer and underwriter concessions on the sale of Class A shares of the Madison Funds. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. All fixed amounts are recognized on the trade date as securities transactions occur.

Distribution fees. The Company enters into arrangements with pooled investment vehicles (funds). The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. 12b-1 service fee commissions are paid overtime on shares held directly with Madison Funds and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Income taxes: As a wholly owned subsidiary of MIH, the Company is not subject to federal income tax, but may be subject to certain state taxes. The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2018, management has determined that there are no material uncertain income tax positions.

The Company is not subject to examination by U.S. federal or state taxing authorities for tax years before 2015.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued and noted none.

Recent accounting pronouncements: In February 2016, the Financial Accounting Standards Board (FASB) issued ASU 2016-02, *Leases (Topic 842)*, which supersedes the leasing guidance in Accounting Standards Codification (ASC) 840, *Leases*. Under ASU 2016-02 lessees are required to recognize the lease assets and lease liabilities for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification determining the pattern of expense recognition in the statement of income. This guidance is effective for fiscal periods beginning after December 15, 2018 and requires a modified retrospective approach to adoption for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. The Company has determined that it does not have any lease assets or liabilities and that the adoption of this ASU will not have a significant impact on its financial statements.

Note 2. Significant Business Relationships and Related-Party Transactions

The Company relies entirely on the operational support of MIH and MAM for its day-to-day staffing and operations.

All persons associated with the Company are or were employees or officers of MIH and such firms share office space and supplies among each other. The relationship between the Company, MIH and MAM is documented in service agreements between the companies. MIH and MAM's combined service agreement is documented in a Compensation and Reimbursement Agreement dated July 1, 2009 (collectively, the Service Agreements), and amended and restated dated January 1, 2013. MAM will reimburse the Company an amount equal to the amounts of the Company's regulatory and other expenses which exceed any 12b-1 fees, front end sales loads or contingent deferred sales charges received by the Company from the funds. The Service Agreements will terminate in the event the respective affiliated investment adviser ceases to serve as the investment advisor to the Madison Funds and/or the Ultra Series Fund.

The Company earned $68,956 of dealer and underwriter concessions from the Madison Funds for the year ended December 31, 2018. The Company had expense reimbursements from MAM in the amount of $242,487 and was allocated $271,128 of expenses from MAM for the year ended December 31, 2018. The due to affiliate, net, balance on the statement of financial condition consists primarily of the net payable related to the amounts noted above.

Note 3. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $108,311, which was $103,311 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1.

Note 4. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

MFD Distributor, LLC

Computation of Net Capital Under Rule 15c3-1
December 31, 2018

Schedule I

Net capital:		
Total member's capital	$	126,168
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		16,309
Accounts receivable		1,548
Net capital		108,311
Computation of basic net capital requirement, minimum net capital required		5,000
Excess net capital	$	103,311
Aggregate indebtedness	$	1,260
Ratio: Aggregate indebtedness to net capital		0.01 to 1

Note: There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2018.

MFD Distributor, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2018

Schedule II

None; the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(1) thereof.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2018

Schedule III

None; the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(1) thereof.

MFD Distributor, LLC

Exemption Report
December 31, 2018

Filed as PUBLIC information pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934.

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Board of Directors and Member
MFD Distributor, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) MFD Distributor, LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(1) and (b) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

Chicago, Illinois
February 8, 2019

MFD Distributor, LLC's Exemption Report

MFD Distributor, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)(1)*.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

MFD Distributor, LLC

I, Elizabeth A. Dettman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Elizabeth A. Dettman

Title: Chief Financial Officer

February 8, 2019